2025 REPORT

Ruralis


Ruralis
My Listings
The smarter way to manage vacation rentals

LETTER REPORT CARD FINANCIALS THANKS DETAILS SAY HELLO

Dear investors,

Thank you for your trust and continued support. Our company is growing in part because of your investment, which represents a tangible sign of confidence and a constant source of motivation for us to keep moving forward with determination. We are making steady progress, building on the results achieved so far, and working every day to turn our vision into an increasingly solid and sustainable business. We therefore encourage you to continue believing in this journey and in the growth potential we are building together.

We need your help!

We would greatly appreciate your support in helping spread the word about Ruralis and increasing awareness of what we offer. Your assistance in introducing our platform to potential customers, partners, or relevant contacts who may benefit from our services would be extremely valuable.

Building meaningful connections is essential for our growth, and any help in sharing our mission, highlighting our value, and opening doors to new opportunities would make a significant difference to us.

Sincerely,

Nicolas Verderosa

CEO

How did we do this year?



REPORT CARD

A+

☺ The Good	☹ The Bad
We reached 45 active listings coming from rural areas in the US.	Country Manager hire cost time, money, and momentum.
We built a sales team with two dedicated people.	Initial positioning failed; tourist areas were too competitive.
After 10 months, we found product-market fit, iterating	Market entry lagged; customer acquisition struggled for months.

2025 At a Glance

January 28 to December 31



$1,961
Revenue



-$78,890
Net Loss



$6,595
Short Term Debt



$339,189
Raised in 2025



$156,474
Cash on Hand
As of 03/17/26

We ❤ Our 91 Investors

Thank You For Believing In Us



Moe Thompson	Roderick Herron	Tim Naughton	Jose Gonzalez	Nicola Podda	Vincenzo Filomena
Marco Nazzaro	Lucio Moccia	Valerio Gay	Robin Grant	Joshua Everett	James Blanchfield
Christopher Vestin	Roberto Jiménez	Patrick Baumberger	Anthony Donkor	Charlotte Platt	Lucio Nitti
Math B	Juan Ruiz	Guido Tomatis	Avv. Annicchiarico...	Raffaele Tolino	Armen Tiraturyan
Vito Ciccone	Luca Schisano	Varrone Roberto	Ali Behbehani	Luca Piras	Mirella BRAD
Nick Hunley	Emanuele Leone	Rebecca Leporati	Giovanni Rosanio	Stefano Pesiri	Totò Pugliese
Paul Cannella	Yannick Agbohoun	Francesco Filomena	Richard J Thomas Jr	Sean LaFleur	Sivasankaran Munuswamy
Rijkele Woudwijk Trust	Michael Scappator	Gaël Simonet	Angelo Aprile	Laurel Anderson	Alexander P.
Fabrizio Carle	Jules Kubler	Antonio Pepe	Irene Procacci	Ginevra Barighini	Alberto Armas
G IO Vanni CIPRIANO	Chung Tsang	Stefano Rossi	Alberto Burgos	Scott Furgerson	Fernando Molina
Cody Grasswick	David L Paisley	Elvio Leonardi	Carmine Santoro	Nikole C	Giovanni Sutera
Alberico Quintiliani	Ace Montenegro	Adriano Celli	Rocco Lopatriello	Jonathon Buell	Hendrik Hohage
Marco Bianco	Giuseppina Di Grezia	Diego Giacalone	Fabio Longinotti	Mauro Storelli	Balakrishna Gorantla
Serhii Shpirna	Debbie Pryse	Federico Rossi	Richard Tang	Martina Ramirez	Szilard Vegas
Anna Barbato	Guido Kabir Troisi				

Thank You!

From the Ruralis Team



Nicolas Verderosa **in**

CEO

Forbes 30 Under 30 entrepreneur. Former finance strategist who bootstrapped Ruralis from the ground up into a leading player in the market.



Lucio Nitti **in**

COO

Master's from CBS and MBA in China. Led ops automation and supplier integration for scalable growth.



Lindsay Macvean **in**

CTO

10+ years in AI and DevOps. Ex-FaceTec. Builds scalable infra & compound AI systems for Ruralis.



Martina Ramirez **in**

Head of Staff

Focuses on fundraising and
financial ops optimization.

Details

The Board of Directors

Director	Occupation	Joined
Nicolas Peppe Verderosa	CEO @ Ruralis	2025

Officers

Officer	Title	Joined
Nicolas Peppe Verderosa	CEO	2025

Voting Power ❓

Holder	Securities Held	Voting Power
Nicolas Peppe Verderosa	10,000,000 Common Stock	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
03/2025	$61,722		Regulation D, Rule 506(c)
12/2025	$277,467		4(a)(6)
			Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
03/31/2025	$61,722 ❓	4.0%	18.0%	$44,000,000	09/21/2027

Outstanding Debts

None.

Related Party Transactions

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	10,000,000	Yes

Warrants: 0
Options: 0

Form C Risks:

Short-term rental regulations vary significantly across regions, particularly in the U.S., where state and city laws frequently change. Regulatory restriction, tax obligations, or licensing requirements could limit Ruralis' ability to expand or even maintain operations in key markets.

Ruralis' success relies on a small team. The loss of key personnel could disrupt operations, slow growth, and hinder strategic decision-making. Attracting and retaining skilled professionals may also be challenging.

Property owners may be reluctant to adopt new digital management solutions, preferring traditional or hands-on approaches. If adoption rates are lower than expected, Ruralis may struggle to onboard sufficient properties to make its model sustainable.

The vacation rental and PropTech industries are competitive, with both established platforms and traditional property management companies striving for market share. There is no guarantee that Ruralis will be able to differentiate itself effectively or achieve widespread market adoption.

Ruralis relies on digital automation, AI-driven pricing, and technology-based management tools. Any system failures, cybersecurity threats, or scalability issues could impact service delivery. Additionally, maintaining a competitive technology infrastructure may require higher investment than initially anticipated.

The business depends on integrations with third-party platforms such as Airbnb, Booking.com, and other OTAs. Any changes in their algorithms, pricing policies, or partnerships could affect Ruralis' visibility, bookings, and revenue streams, making the company vulnerable to external decisions beyond its control.

There is no guarantee of future equity financing, conversion of the Securities, or a liquidity event such as a sale or IPO. If these do not occur, purchasers may hold the shares long-term. The Securities are not equity and do not provide ownership, voting rights, or access to company assets or profits. They are subject to transfer restrictions and may have limited liquidity.

The short-term rental market is highly sensitive to tourism and economic fluctuations. Factors such as economic downturns, geopolitical instability, or unforeseen crises like pandemics or natural disasters could reduce demand for vacation rentals. Additionally, if trends in rural tourism slow, Ruralis may need to adapt its strategy, potentially requiring operational adjustments.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to ❓ a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 82% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $38,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Ruralis Inc.

Delaware Corporation
Organized January 2025
1 employees
8 The Green
STE R
Dover DE 19901 https://ruralis.com/en/

Business Description

Refer to the Ruralis profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Ruralis is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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